Exhibit 99.3

SEDAR+ Version

VOTING AND SUPPORT AGREEMENT

THIS AGREEMENT is made as of the 2nd day of November, 2026.

BETWEEN:

BT DE INVESTMENTS INC.

(the “Securityholder”);

- and -

AURORA CANNABIS INC.

(“Aurora”);

WHEREAS the Securityholder is the registered and/or beneficial owner of the Subject Securities (as defined herein) set forth on Schedule A hereto;

AND WHEREAS Aurora and Organigram Global Inc. (“Purchaser”) have entered into an arrangement agreement (as may be amended from time to time, the “Arrangement Agreement”) concurrently with the entering into of this Agreement and propose to consummate an arrangement as set forth in the plan of arrangement attached to the Arrangement Agreement (the “Arrangement”);

AND WHEREAS the Securityholder acknowledges that Aurora would not enter into the Arrangement Agreement or complete the transactions contemplated thereby, but for the execution and delivery of this Agreement (and on the terms and conditions herein contained) by the Securityholder;

NOW THEREFORE this Agreement witnesses that, in consideration of the premises and the covenants and agreements herein contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Securityholder and Aurora (collectively, the “parties” and each, a “party”) agree as follows:

Article 1
INTERPRETATION

Section 1.1 Definitions

All terms used in this Agreement that are not defined herein and that are defined in the Arrangement Agreement shall have the respective meanings ascribed to them in the Arrangement Agreement. For the purposes of this Agreement:

“affiliate” has the meaning ascribed thereto in National Instrument 45-106 - Prospectus Exemptions;

“associate” has the meaning ascribed thereto in the Securities Act (Alberta);

“Convertible Securities” means, collectively, any securities of Purchaser that are convertible into or exchangeable or exercisable for Shares;

“Securityholder Convertible Securities” means the Convertible Securities owned, directly or indirectly, by the Securityholder or an affiliate of the Securityholder, as set forth on Schedule A hereto;

“Securityholder Shares” means all Shares, directly or indirectly beneficially owned by the Securityholder or an affiliate of the Securityholder, as set forth on Schedule A hereto, together with all additional Shares directly or indirectly acquired subsequent to the date hereof by the Securityholder or any affiliate of the Securityholder, including, but not limited to, the Shares acquired by the Securityholder or by an affiliate of the Securityholder pursuant to the exercise of the rights of the Securityholder under the Securityholder Convertible Securities, and includes any other voting securities of Purchaser that may result from a reclassification, conversion, consolidation, subdivision or exchange of, or distribution or dividend on, such Securityholder Shares or capital reorganization of Purchaser;

“Shares” means the Purchaser Shares and the Purchaser Preferred Shares;

“Specified Termination Event” means the termination of the Arrangement Agreement by Aurora pursuant to Sections 8.2(b)(iv), 8.2(d)(i) or 8.2(d)(iv) thereof or pursuant to any other subsection of Section 8.2 thereof if at such time Aurora was entitled to terminate the Arrangement Agreement pursuant to Sections 8.2(b)(iv), 8.2(d)(i) or 8.2(d)(iv) thereof; and

“Subject Securities” means, collectively, the Securityholder Shares and the Securityholder Convertible Securities as set out in Schedule A hereto.

Article 2
COVENANTS

Section 2.1 General Covenants of the Securityholder

(1)	The Securityholder hereby covenants, undertakes and agrees in favour of Aurora that, from the date hereof until the termination of this Agreement in accordance with Article 4:

(a)	at any meeting of securityholders of Purchaser (including the Purchaser Meeting and in connection with any separate vote of any sub-group of securityholders of Purchaser that may be required to be held and of which sub-group the Securityholder forms part) called to vote upon the Purchaser Resolution or the Transactions or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including written consent in lieu of a meeting) with respect to the Purchaser Resolution or the Transactions is sought, the Securityholder shall cause the Subject Securities (which have a right to vote at such meeting) to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) the Subject Securities (which have a right to vote at such meeting) in favour of (i) the approval, consent, ratification and adoption of the Purchaser Resolution, the Transactions and any other transactions contemplated by the Arrangement Agreement, (ii) any proposal to adjourn or postpone such meeting if such adjournment or postponement is proposed pursuant to and in compliance with the provisions of the Arrangement Agreement, and (iii) any other matters or actions necessary for the consummation of the transactions contemplated by the Arrangement Agreement;

(b)	at any meeting of securityholders of Purchaser (including in connection with any separate vote of any sub-group of securityholders of Purchaser that may be required to be held and of which sub-group the Securityholder forms part) or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval of all or some of the shareholders or other securityholders of Purchaser is sought (including by written consent in lieu of a meeting), the Securityholder shall cause the Subject Securities (which have a right to vote at such meeting) to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) the Subject Securities (which have a right to vote at such meeting) against any Acquisition Proposal or any matter that would reasonably be expected to prevent or materially delay the consummation of the Transactions and any of the other transactions contemplated by the Arrangement Agreement (including (A) an amendment to the articles or by-laws of Purchaser or other proposal or transaction involving Purchaser which amendment or other proposal or transaction is made to facilitate an Acquisition Proposal or any matter that would reasonably be expected to prevent or materially delay the consummation of the Transactions, or (B) an action, agreement, transaction or proposal that would reasonably be expected to prevent or materially delay the Purchaser Meeting, or (C) any material corporate transaction, such as a merger, consolidation or other business combination, involving Purchaser or its subsidiaries (other than the Arrangement) that would reasonably be expected to prevent or materially delay the consummation of the Transactions), and shall not purport to tender or deposit into any Acquisition Proposal any of the Subject Securities;

(c)	the Securityholder hereby revokes and will take all steps necessary to effect the revocation of any and all previous proxies granted or voting instruction forms or other voting documents delivered that may conflict or be inconsistent with the matters set forth in this Agreement;

(d)	the Securityholder shall not, and the Securityholder shall not direct any of its officers, directors, employees, representatives, agents, associates or affiliates (each, a “Representative”) to, on its behalf, directly or indirectly:

(i)	knowingly assist any Person in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the completion of the Transactions;

(ii)	act jointly or in concert with others with respect to the Subject Securities or any other voting securities of Purchaser for the purpose of opposing or competing with the completion of the Transactions or knowingly facilitating an Acquisition Proposal;

(iii)	solicit, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information of Purchaser or any of its subsidiaries) any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal;

(iv)	participate in any discussions or negotiations with any Person (other than Aurora) regarding any inquiry, proposal or offer that constitutes, or would reasonably be expected to constitute or lead to, an Acquisition Proposal;

(v)	approve, endorse or recommend, or propose publicly to approve, endorse or recommend, an Acquisition Proposal;

(vi)	accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement, arrangement or understanding regarding any Acquisition Proposal;

(vii)	join in the requisition of any meeting of the shareholders of Purchaser for the purpose of considering, or solicit any proxies or votes in favour of, any resolution related to any Acquisition Proposal or any of the matters described in Section 2.1(1)(b); or

(viii)	knowingly encourage or otherwise facilitate any effort or attempt by any other Person to do or seek to do any of the foregoing;

(e)	the Securityholder shall immediately cease and direct its Representatives to cease any solicitation, encouragement, discussion or negotiation with any Persons with respect to any Acquisition Proposal;

(f)	the Securityholder agrees not to, directly or indirectly, (i) sell, transfer, gift, assign, tender, grant a participation interest in, option, hedge, pledge, hypothecate, create or suffer to exist any mortgages, liens, charges, restrictions, security interests, adverse claims, pledges, encumbrances and demands or rights of others of any nature or kind whatsoever, other than pursuant to this Agreement (“Liens”), grant a security interest in or otherwise convey, encumber or dispose of any right or interest in (each, a “Transfer”), or enter into any agreement, commitment, understanding, option or other arrangement with respect to the Transfer of, any of the Subject Securities to any Person, other than (1) pursuant to the Arrangement Agreement, (2) upon any exercise of Convertible Securities exchangeable or exercisable into Purchaser Shares in accordance with their terms, (3) to one or more affiliates of the Securityholder without affecting beneficial ownership or control or direction over the Subject Securities, or (4) Transfers following the date of the Final Order, (ii) grant or agree to grant any proxy, power of attorney or other right to vote, deliver any voting instruction form, deposit any of the Subject Securities into any voting trust or pooling agreement, or enter into any other voting arrangement, commitment or understanding, whether by proxy, voting agreement or otherwise, with respect to the Subject Securities, other than pursuant to this Agreement, or (iii) call meetings of shareholders or give consents or approval of any kind as to the Subject Securities in respect of an Acquisition Proposal that, in each case would reasonably be expected to prevent or materially delay the consummation of the Transactions or the other transactions contemplated by the Arrangement Agreement;

(g)	the Securityholder shall not commence, participate in, support or join in, directly or indirectly, any action (whether as a plaintiff, applicant, complainant, or otherwise), and shall use reasonable best efforts to opt out of, any action, including any class in any class action with respect to any claim, derivative or otherwise, against Aurora, Purchaser or any of their respective affiliates or successors that (i) challenges the validity of, or seeks to enjoin, restrain or delay the operation of, any provision of this Agreement or (ii) alleges a breach of any fiduciary duty of any Person in connection with the negotiation and entry into the Arrangement Agreement or the transactions contemplated by the Arrangement Agreement, other than any such claim related to the exercise of the Securityholder’s rights under the BAT Equity Commitment and any of its express third party beneficiary rights under the Arrangement Agreement;

(h)	the Securityholder waives to the fullest extent permitted by Law any and all rights of appraisal or rights of dissent that the Securityholder may have with respect to the Purchaser Resolution, the Transactions or the other transactions contemplated by the Arrangement Agreement, and will not exercise any such right with respect to any such resolution, which rights are waived hereby;

(i)	the Securityholder shall promptly notify Aurora upon acquiring or becoming the legal or beneficial owner of, or acquiring direct or indirect control or direction over, any additional Shares, Convertible Securities or other voting or equity securities in the capital of Purchaser after the date hereof, and from and after the date of such acquisition, all such additional securities shall be deemed to be “Subject Securities” of the Securityholder and subject to all of the terms and conditions of this Agreement;

(j)	without limiting the generality of Section 5.1, no later than five (5) Business Days prior to the date of the Purchaser Meeting and as far in advance as reasonably practicable of every adjournment or postponement thereof: (i) with respect to any Subject Securities that are registered in the name of the Securityholder (which have a right to vote at such meeting), the Securityholder shall deliver or cause to be delivered, in accordance with the instructions set out in the Joint Circular, and with a copy to Aurora concurrently with such delivery, a duly executed proxy or proxies directing the holder of such proxy or proxies to vote in favour of the Purchaser Resolution and any resolutions approving, consenting to, ratifying or adopting the Transactions and the other transactions contemplated by the Arrangement Agreement (and any actions required for the consummation of the Transactions and the other transactions contemplated by the Arrangement Agreement); and (ii) with respect to any Subject Securities that are beneficially owned by the Securityholder but not registered in the name of the Securityholder (which have a right to vote at such meeting), the Securityholder shall deliver or cause to be delivered a duly executed voting instruction form to the intermediary through which the Securityholder holds its beneficial interest in such Subject Securities (which have a right to vote at such meeting) with a copy to Aurora concurrently, instructing that such Subject Securities (which have a right to vote at such meeting) be voted at the Purchaser Meeting in favour of the Purchaser Resolution and any resolutions approving, consenting to, ratifying or adopting the Transactions and the other transactions contemplated by the Arrangement Agreement (and any actions required for the consummation of the transactions contemplated by the Arrangement Agreement). Such proxy or proxies shall name those individuals as may be designated by Purchaser in the Joint Circular and such proxy or proxies or voting instructions shall not be revoked, withdrawn, invalidated or modified without the prior written consent of Aurora unless this Agreement is terminated in accordance with Article 4 prior to the exercise of such proxy; and

(k)	without limiting the generality of the foregoing, the Securityholder shall cause its affiliates and instruct its and their respective Representatives to comply with the covenants in this Section 2.1(1) to the same extent they apply to the Securityholder, and any violation of any of the covenants set forth in this Section 2.1(1) by any such affiliate or Representative shall be deemed to be a breach of this Section 2.1(1) by the Securityholder.

Section 2.2 Covenant of Aurora

Aurora agrees to comply with its obligations under the Arrangement Agreement.

Article 3
REPRESENTATIONS AND WARRANTIES

Section 3.1 Representations and Warranties of the Securityholder

The Securityholder hereby represents, warrants and covenants to Aurora as follows, and acknowledges that Aurora is relying upon such representations, warranties and covenants in entering into this Agreement and the Arrangement Agreement:

(a)	Incorporation. The Securityholder is a subsisting corporation or other entity under the laws of the jurisdiction of its existence.

(b)	Capacity; Authorization. The Securityholder has the requisite power and capacity to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by the Securityholder and the performance by the Securityholder of its obligations hereunder have been duly authorized, and no other proceeding on the part of the Securityholder is necessary to authorize this Agreement and the performance of its obligations hereunder.

(c)	Enforceable. This Agreement has been duly executed and delivered by the Securityholder and constitutes a legal, valid and binding obligation, enforceable against the Securityholder in accordance with its terms, subject to limitations with respect to enforcement imposed by Law in connection with bankruptcy, insolvency and other similar proceedings, the equitable power of the courts to stay proceedings before them and the execution of judgments and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought.

(d)	Ownership of Shares and Other Securities. The Securityholder is the sole direct or indirect beneficial owner of the Securityholder Shares set forth on Schedule A hereto and, if not converted, exchanged or exercised, the Securityholder Convertible Securities set forth on Schedule A hereto, if any, with good and marketable title thereto, free and clear of any and all Liens.

(e)	No Breach. Neither the execution and delivery of this Agreement by the Securityholder, the consummation by the Securityholder of the transactions contemplated hereby nor the compliance by the Securityholder with any of the provisions hereof will:

(i)	violate, contravene, result in any breach of, or constitute a default (or an event which with notice or lapse of time or both would become a default) (or give rise to any third party right of termination, cancellation, material modification, acceleration, purchase or right of first refusal) under any provision of the certificate of incorporation, articles, by-laws or any other constating document of the Securityholder, if applicable, or under any provision of any note, loan agreement, bond, mortgage, indenture, contract, license, agreement, lease, permit or other instrument or obligation to which the Securityholder is a party or by which the Securityholder or any of its properties or assets (including the Subject Securities) is subject or bound;

(ii)	require on the part of the Securityholder any filing or declaration with or notice to (other than pursuant to the requirements of applicable securities legislation (which filings the Securityholder will undertake)) or permit, authorization, consent or approval of, any Governmental Entity or any other Person; or

(iii)	subject to compliance with any approval or Laws contemplated by the Arrangement Agreement, violate or conflict with any judgement, order, notice, decree, statute, law, ordinance, rule or regulation applicable to the Securityholder or any of its properties or assets, in each case, other than as would not be reasonably expected to adversely affect the Securityholder’s ability to perform its obligations hereunder in any material respect.

(f)	No Proceedings. To the knowledge of the Securityholder, there is no action, suit, proceeding, claim, audit, arbitration, investigation, or other actions pending before any Governmental Entity, or threatened in writing against the Securityholder that would adversely affect the ability of the Securityholder to enter into this Agreement and to perform its obligations hereunder in any material respect or the title of the Securityholder to any of the Securityholder Shares or Securityholder Convertible Securities and, to the knowledge of the Securityholder, there is no judgment, decree or order against the Securityholder that would adversely affect the ability of the Securityholder to enter into this Agreement and to perform its obligations hereunder.

(g)	No Agreements. No Person has any agreement or option, or any right or privilege (whether by Law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or Transfer of any of the Securityholder Shares or Securityholder Convertible Securities, or any interest therein or right thereto, except pursuant to this Agreement, the Arrangement Agreement or the terms of such securities.

(h)	Voting. Subject to any Transfer permitted by this Agreement, the Securityholder has and immediately prior to the Effective Date will continue to have, sole voting power, sole power of disposition, sole power to issue instructions with respect to the matters set forth in Article 2, and sole power to agree to all of the matters set forth in this Agreement, with respect to all Subject Securities (which have a right to vote at a meeting), as applicable. Other than pursuant to this Agreement, none of the Subject Securities are subject to any proxy, power of attorney, attorney-in-fact, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind.

(i)	No Other Securities. The only securities of Purchaser that are beneficially owned or over which control or direction is exercised, directly or indirectly, by the Securityholder or any of its affiliates as at the date hereof are the Subject Securities set forth on Schedule A hereto and, other than the BAT Equity Commitment and the terms of such securities, the Securityholder has no other agreement or option, or right or privilege, directly or indirectly, (whether by Law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase or acquisition by the Securityholder or transfer to the Securityholder of additional securities of Purchaser.

Section 3.2 Representations and Warranties of Aurora

Aurora hereby represents, warrants and covenants to the Securityholder, acknowledging that the Securityholder is relying upon such representations, warranties and covenants in entering into this Agreement:

(a)	Incorporation; Capacity; Authorization. Aurora is a corporation duly incorporated and validly existing under the laws of its jurisdiction of incorporation and has all necessary requisite corporate power and capacity to execute and deliver this Agreement and to perform its obligations hereunder.

(b)	Authorization. The execution, delivery and performance of this Agreement by Aurora has been duly authorized and no other internal proceedings on its part are necessary to authorize this Agreement or the transactions contemplated hereunder and to consummate the transactions contemplated hereby.

(c)	No Breach. Neither the execution and delivery of this Agreement by Aurora, the consummation by Aurora of the transactions contemplated hereby nor the compliance by Aurora with any of the provisions hereof will:

(i)	violate, contravene, result in any breach of, or constitute a default (or an event which with notice or lapse of time or both would become a default) (or give rise to any third party right of termination, cancellation, material modification, acceleration, purchase or right of first refusal) under any provision of the certificate of incorporation, articles, by-laws or any other constating document of Aurora or under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, contract, license, agreement, lease, permit or other instrument or obligation to which Aurora is a party or by which Aurora or any of its properties or assets may be bound; or

(ii)	subject to compliance with any approval or Laws contemplated by the Arrangement Agreement, violate or conflict with any judgement, order, notice, decree, statute, law, ordinance, rule or regulation applicable to Aurora or any of its properties or assets, in each case, other than as would not be reasonably expected to adversely affect Aurora’s ability to perform its obligations hereunder in any material respect.

(d)	Enforceable. This Agreement has been duly executed and delivered by Aurora and constitutes a legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to limitations with respect to enforcement imposed by Law in connection with bankruptcy, insolvency and other similar proceedings, the equitable power of the courts to stay proceedings before them and the execution of judgments and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought.

(e)	No Proceedings. To the knowledge of Aurora, there is no action, suit, proceeding, claim, audit, arbitration, investigation, or other actions pending before any Governmental Entity, or threatened in writing against Aurora that would adversely affect the ability of Aurora to enter into this Agreement and to perform its obligations hereunder and, to the knowledge of Aurora, there is no judgment, decree or order against Aurora that would adversely affect the ability of Aurora to enter into this Agreement and to perform its obligations hereunder.

Article 4
TERMINATION

Section 4.1 Termination

This Agreement may, and in the case of Section 4.1(d) shall, be terminated:

(a)	at any time upon the mutual written agreement of Aurora and the Securityholder;

(b)	by Aurora, when Aurora is not in material default of its performance of its obligations under this Agreement that has not, if capable of being remedied or cured, been remedied or cured within five (5) Business Days of written notice of such default, upon delivery of written notice of termination to the Securityholder, and without prejudice to any of its rights hereunder and in its sole discretion, if:

(i)	any of the representations and warranties of the Securityholder in this Agreement shall not be true and correct in all material respects; or

(ii)	the Securityholder shall not have complied with its covenants to Aurora contained in this Agreement in all material respects;

(c)	by the Securityholder, when the Securityholder is not in material default of its performance of its obligations under this Agreement that has not, if capable of being remedied or cured, been remedied or cured within five (5) Business Days of written notice of such default, upon delivery of written notice of termination to Aurora, and without prejudice to any of its rights hereunder and in its sole discretion, if:

(i)	any of the representations and warranties of Aurora in this Agreement shall not be true and correct in all material respects; or

(ii)	Aurora shall not have complied with its covenants to the Securityholder contained in this Agreement in all material respects; or

(d)	automatically upon the earliest of: (i) the occurrence of the Effective Time, (ii) the six (6) month anniversary of the date on which the Arrangement Agreement is terminated by Purchaser in accordance with its terms, (iii) the six (6) month anniversary of the date on which the Arrangement Agreement is terminated pursuant to a Specified Termination Event, (iv) the termination of the Arrangement Agreement by Aurora in accordance with its terms other than any termination pursuant to a Specified Termination Event, and (v) the termination of the BAT Equity Commitment pursuant to Section 7.3(5) thereof.

Section 4.2 Effect of Termination

If this Agreement is terminated in accordance with this Article 4, the provisions of this Agreement will become void and (i) for greater certainty, the Securityholder shall be entitled to withdraw any form of proxy, voting instruction form or power of attorney which it may have given in respect of the Subject Securities and (ii) no party shall have liability to the other party, except neither the provisions of this Article 4 nor the termination of this Agreement shall relieve any party from any liability to the other party arising out of or in connection with a breach by such party of this Agreement prior to such termination.

Article 5
GENERAL

Section 5.1 Further Assurances

Each of the Securityholder and Aurora will, from time to time, execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require and at the requesting party’s cost to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

Section 5.2 Disclosure

The parties acknowledge that the form of this Agreement will be filed by Purchaser on SEDAR+ at www.sedarplus.com. The Securityholder hereby authorizes Aurora and Purchaser to publish and disclose in any announcement or disclosure required by any Governmental Entity and in any circular relating to the Purchaser Meeting or the Aurora Meeting the Securityholder’s identity, the Subject Securities and the nature of the Securityholder’s obligations under this Agreement in a manner consistent with disclosure made by the Securityholder with respect to its beneficial ownership or exercise of control or direction over Subject Securities in its public filings, as applicable, in each case, upon reasonable prior written notice to the Securityholder.

Section 5.3 Fiduciary Duty

If the Securityholder or any of its securityholders, directors, officers, nominees or affiliates is or becomes an officer or director of Purchaser, nothing herein shall restrict or limit such Person from taking any action required to be taken in the discharge of his or her fiduciary duty as a director or officer of Purchaser or that is otherwise permitted by, or done in compliance with, the Arrangement Agreement, in his or her capacity as a director or officer of Purchaser. Aurora hereby acknowledges and agrees that the Securityholder is not making any agreement or understanding herein in any capacity other than in its capacity as a securityholder of Purchaser.

Section 5.4 No Ownership Interest

Nothing contained in this Agreement shall be deemed to vest in Aurora any direct or indirect ownership or incidence of ownership of or with respect to the Subject Securities. All rights and all ownership and economic benefits of and relating to Subject Securities shall remain vested in and belong to the Securityholder, and nothing herein shall, or shall be construed to, grant Aurora any power, sole or shared, to direct or control the voting or disposition of any of such Subject Securities. Nothing in this Agreement shall be interpreted as obligating the Securityholder to exercise or convert any Convertible Securities or otherwise to acquire Shares.

Section 5.5 Time

Time shall be of the essence in this Agreement.

Section 5.6 Governing Law

This Agreement shall be governed in all respects, including validity, interpretation and effect, by the laws of the Province of Ontario and the federal laws of Canada applicable therein, without giving effect to any principles of conflict of laws thereof which would result in the application of the laws of any other jurisdiction. The parties irrevocably submit to the exclusive jurisdiction of the courts of the Province of Ontario in the City of Toronto with respect to any dispute, claim or other matter arising under this Agreement and irrevocably waive, to the fullest extent they may effectively do so, the defense of an inconvenient forum to the maintenance of any such claim and any right to trial by jury with respect to any claim arising out of or relating to this Agreement. The parties agree that final judgment in any such claim shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

Section 5.7 Entire Agreement

This Agreement constitutes the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersedes any prior agreement, representation or understanding with respect thereto.

Section 5.8 Amendments

This Agreement may not be waived, modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by the Securityholder and Aurora.

Section 5.9 Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

Section 5.10 Assignment

Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any party without the prior written consent of the other party.

Section 5.11 No Third Party Beneficiaries

The parties intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the parties and no Person, other than the parties, is entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

Section 5.12 Notices

Any notice, request, consent, agreement or approval which may be or is required to be given pursuant to this Agreement shall be in writing and shall be sufficiently given or made if delivered, or sent by email, in the case of:

(a)	to Aurora at:

Aurora Cannabis Inc.
2207-90B Street SW

Edmonton, AB T6X 1V8

Attention:	Miguel Martin and Michael Singer

Email:	[Redacted – personal information]; [Redacted – personal information]

with a copy to (which shall not constitute notice):

Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, Ontario, M5L 1B9
Canada

Attention:	Stewart Sutcliffe; Daniel Borlack

Email:	[Redacted – personal information]; [Redacted – personal information]

with a copy to (which shall not constitute notice):

Torys LLP

79 Wellington Street West

30th Floor, TD South Tower

Toronto, Ontario M5K 1N2

Attention:	John Emanoilidis; David Forrester

Email:	[Redacted – personal information]; [Redacted – personal information]

(b)	to the Securityholder at:

Reynolds
401 North Main Street
Winston-Salem NC 27101

USA

Attention:	Anthony Petitt
Email:	[Redacted – personal information]

with a copy to (which shall not constitute notice):

Osler, Hoskin & Harcourt LLP
1 First Canadian Place, Suite 6200
Toronto, Ontario M5X 1B8

Attention:	Alex Gorka and Douglass Dawson
Email:	[Redacted – personal information]; [Redacted – personal information]

or to such other address as the relevant person may from time to time advise by notice in writing given pursuant to this Section 5.12. Any notice or other communication is deemed to be given and received (i) if sent by personal delivery or same day courier, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day, (ii) if sent by overnight courier, on the next Business Day, or (iii) if sent by email, on the date of confirmation of transmission by the originating email if such confirmation is prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day. Sending a copy of a notice or other communication to a party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that party. The failure to send a copy of a notice or other communication to legal counsel does not invalidate delivery of that notice or other communication to a party.

Section 5.13 Specific Performance and other Equitable Rights

(1)	The parties agree that irreparable harm may occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, in the event of any such breach, any aggrieved party shall be entitled to seek the remedy of specific performance of such obligations and interlocutory, preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity, and each party will (and hereby does) waive, in any action for specific performance, interlocutory, preliminary and permanent injunctive relief and/or any other equitable relief, the defence of adequacy of a remedy at law and any requirement for the securing or posting of any bond in connection with the obtaining of any such relief.

(2)	Each of the parties agree that it shall not oppose, contest or otherwise challenge the availability of specific performance or other equitable relief to enforce this Agreement, nor assert that specific performance or other equitable relief is unavailable, inappropriate or unenforceable as a remedy for any breach of this Agreement.

Section 5.14 Independent Legal Advice

The Securityholder acknowledges that it has been advised to seek independent legal advice with respect to this Agreement and the Securityholder has either obtained such advice or consciously determined that it does not need such advice and that, in either case, it is entering into this Agreement of its own free will, under no compulsion or duress and that it understands and is aware of the terms and conditions hereof.

Section 5.15 Expenses

Except as otherwise agreed by the parties, each party shall pay its respective legal, financial advisory and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed or prepared pursuant hereto and any other costs and expenses whatsoever and howsoever incurred.

Section 5.16 Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by e-mail transmission or other electronic means) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The parties shall be entitled to rely upon delivery of a similar executed electronic copy of this Agreement, and such executed electronic copy shall be legally effective to create a valid and binding agreement between the parties.

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IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

AURORA CANNABIS INC.

By:	/s/Miguel Martin
	Name:	Miguel Martin
	Title:	CEO

BT DE INVESTMENTS INC.

By:	/s/Tim Bartle
	Name:	Tim Bartle
	Title:	President

Signature Page – BAT Voting Agreement

Schedule A
Subject Securities

Securityholder Shares
Purchaser Shares	Purchaser Preferred Shares	Securityholder Convertible Securities
42,231,089	49,204,021	Nil

A - 1